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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*




                           SOS Staffing Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78462X 10 4
                          ----------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

  CUSIP No.  78462X 10 4                            Page   2   of   8   Pages

                                       13G

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard D. Reinhold
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               1,369,375
    NUMBER OF       ------------------------------------------------------------
      SHARES           6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   80,000
        EACH        ------------------------------------------------------------
    REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON
        WITH                    1,369,375
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               80,000
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,449,375
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            11.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  78462X 10 4                            Page   3   of   8   Pages

                                       13G



--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sandra E. Reinhold
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               1,374,375
    NUMBER OF       ------------------------------------------------------------
      SHARES          6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  80,000
        EACH        ------------------------------------------------------------
    REPORTING         7     SOLE DISPOSITIVE POWER
      PERSON
        WITH                   1,374,375
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               80,000
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,454,375
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            11.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  78462X 10 4                            Page   4   of   8   Pages

                                       13G



This Amendment No. 2 to the Schedule 13G of Richard D. Reinhold and Sandra E. Reinhold amends and supplements, and should be read in conjunction with, the
Schedule 13G filed on or about February 14, 1996 and Amendment No. 1 thereto filed on or about February 13, 1997.


Item 1.

      (a)   Name of Issuer:  SOS Staffing Services, Inc.

      (b) Address of Issuer's Principal Executive Offices: 1415 South Main Street, Salt Lake City, Utah 84115


Item 2.

      (a)   Name of Persons Filing:   Richard D. Reinhold and Sandra E. Reinhold
            (the "Reporting Persons")

      (b) Address of Principal Business Office of Richard D. Reinhold: 1415 South Main Street, Salt Lake City, Utah 84115

            Address of Residence of Sandra E. Reinhold: 2374 East 3900 South, Salt Lake City, Utah 84124

      (c)   Citizenship:  United States

      (d) Title of Class of Securities: Common Stock, $.01 Par Value (the "Common Stock")

      (e)   CUSIP Number:  78462X 10 4


Item 3.

            This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership

      (a)   Amount Beneficially owned by Richard D. Reinhold as of 12/31/97:
                                                                1,449,375 shares
            Amount Beneficially owned by Sandra E. Reinhold as of 12/31/97:
                                                                1,454,375 shares

      (b) Percent of Class owned by Richard D. Reinhold as of 12/31/97: 11.5% Percent of Class owned by Sandra E. Reinhold as of 12/31/97: 11.5%

      (c) Number of shares as to which the Reporting Persons have:

  CUSIP No.  78462X 10 4                            Page   5   of   8   Pages

                                       13G



            (i) sole power to vote or to direct the vote: As of December 31, 1997, Richard D. Reinhold had sole power to vote or direct the vote of 1,369,375 shares. Sandra E. Reinhold had sole power to vote or direct the vote of 1,374,375 shares.

            (ii) shared power to vote or to direct the vote: As of December 31, 1997, the Reporting Persons shared the power to vote or to direct the vote of 80,000 shares held by a limited partnership of which the Reporting Persons were the general partners. In addition, each of the Reporting Persons may be deemed to share the power to vote or direct the vote of the shares held by the other Reporting Person.

            (iii) sole power to dispose or to direct the  disposition  of: As of
                  December 31, 1997, Richard D. Reinhold had sole power to dispose or direct the disposition of 1,369,375 shares. Sandra
                  E. Reinhold had sole power to dispose or direct the disposition of 1,374,375 shares.

            (iv) shared power to dispose or to direct the disposition of: As of December 31, 1997, the Reporting Persons shared the power to dispose or to direct the disposition of 80,000 shares held by a limited partnership of which the Reporting Persons were the general partners. In addition, each of the Reporting Persons may be deemed to share the power to dispose or direct the disposition of the shares held by the other Reporting Person.

            The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.

  CUSIP No.  78462X 10 4                            Page   6   of   8   Pages

                                       13G



Item 9. Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

  CUSIP No.  78462X 10 4                            Page   7   of   8   Pages

                                       13G



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  January  8 , 1998                 DATED:  January  8 , 1998
                ---                                       ---



By /s/ RICHARD D. REINHOLD                By /s/ SANDRA E. REINHOLD
   ------------------------------            --------------------------------
   Richard D. Reinhold                       Sandra E. Reinhold

  CUSIP No.  78462X 10 4                            Page   8   of   8   Pages

                                       13G


                                   EXHIBIT A
                                   ---------



                                   AGREEMENT




      The undersigned agree that this Amendment No. 2 to Schedule 13G of Richard
D. Reinhold and Sandra E. Reinhold relating to shares of Common Stock of SOS Staffing Services, Inc. shall be filed on behalf of each of the undersigned.



By /s/ RICHARD D. REINHOLD                By /s/ SANDRA E. REINHOLD
   ------------------------------            -----------------------------
    Richard D. Reinhold                       Sandra E. Reinhold